THIS INVESTMENT AGREEMENT ["Agreement"] is made effective as of the 20th day of January 1999, by and between Richard R. Powell, Glacier Medical LLC, a wholly-owned subsidiary of Glacier Quest Inc. and Images of Life, Inc. [hereinafter "IMLF"] a Nevada corporation.

RECITALS


1.	Richard R. Powell, is the sole owner of Glacier Medical LLC.  Richard R.
Powell owns the patent rights to certain medical safety devices which he has developed specifically to protect health-care workers against accidental needle sticks caused by hypodermic needles, infusion needles and other products used in the administration of intravenous injections
[see Exhibit "A" attached].

2.	Richard R. Powell hereby agrees to assign all rights to the aforementioned patents and any future patents arising as a direct result of the engineering and research resulting from the development of the medical safety device concept.

3.	Glacier Medical wishes to obtain venture capital to finance the development and initial production costs for the medical safety devices and sufficient working capital to support Glacier Medical during this development phase.

4.	Glacier Medical and IMLF desire to enter into an Agreement under which
IMLF is granted, i) the opportunity to earn a thirty five percent [ 35%] interest in Glacier Medical and ii) the exclusive right to market in Canada any and all products developed by Glacier Medical, in return for providing venture capital funding for the development of the Protect a Pal product and any variation thereof.

5.	Powell and Glacier Medical hereby represents and warrants that the patents and patent applications are in good standing and they have not previously conveyed or encumbered their interest in the patents. Powell and Glacier Medical represent that all payments regarding the patents are current and all obligations due to be performed by Powell and Glacier Medical have been performed. They further represent that it has the full right, power, and capacity to enter into this Agreement upon the terms and conditions herein contained.

6.	IMLF hereby represents and warrants that it is a Nevada corporation engaged in investment in emerging technologies and products and the marketing of those technologies and products. It further presents and warrants that it has a full right, power, and capacity to enter into this Agreement upon the terms and conditions herein contained.


NOW, THEREFORE, in consideration of IMLF's payment [ "good faith payment"] to Glacier Medical of ten thousand dollars [$10,000] , the receipt and adequacy of which are hereby acknowledged by Glacier or Medical, and other mutual promises and covenants set forth in this agreement, Glacier Medical and IMLF hereby agree as follows:

1.	GRANT OF INTEREST

Powell and Glacier Medical hereby grant IMLF the option to acquire a 35% interest in Glacier Medical for the sum of one million dollars [$1,000,000]. These funds are to be used for the development, testing, evaluation, application for and securing of patents and FDA approval of the Protect Pal product including its initial manufacturing costs and general corporate overhead as defined in the operating budget for stage one and stage two development [Exhibit "B" attached]. This includes any related products for the medical industry developed as the direct result of the engineering and research resulting from the development of the Protect a Pal concept.


2.	RIGHTS TO THE CANADIAN MARKET

On receipt of the good faith payment of Powell hereby grants to IMLF the exclusive right to the sale and distribution Glacier Medical's products in Canada. This includes the Protect a Pal product and all products that may be developed incidental to and in conjunction with the design, engineering, market evaluation, development and testing of the Protect a Pal product.

On receipt of FDA approval Glacier Medical and IMLF shall enter into an exclusive marketing agreement defining the rights and responsibilities of each respective party with respect to the Canadian market. The Canadian market by definition will include all sales in Canada, all sales by made by Canadian entities to third parties offshore under aid programs or financed by International Financial Institutions [ IFI ] including but not limited to the World Bank, the World Health Organization or the United Nations.

The price that IMLF will pay Glacier Medical for to its products will not to exceed one hundred and twenty [120%] of cost plus applicable shipping and handling charges.

The term of this marketing agreement shall be for the life of the patents as defined by the laws of the United States.


3.	INVESTMENT SCHEDULE

IMLF interest in Glacier Medical will be earned based on the amount invested and is based upon a vesting plan staged to reflect risk. Stage 1 investments total five hundred thousand dollars [$500,000] and represents twenty five percent [25%] interest in Glacier Medical. This sum will be paid to Glacier incrementally, in monthly payments of twenty five thousand dollars [$25,000]. Each such payment will represent a 1.25% interest in Glacier Medical. Investments shall be made monthly and where possible in a sum not less than $25,000.

In any such case where by IMLF requests an extension time in which to make the payment or deferment of such payment for good cause, then Glacier
Medical shall grant such extension of time or deferment upon receipt of a written request. Such requests will be granted provided IMLF is no more than
four payments in arrears.   If arrears exceed four scheduled payments, each
request shall be considered by Glacier Medical on a case by case basis and Glacier Medical will have the option of granting such request or terminating the contract in accordance with 6B below.

IMLF may make payments in any amount exceeding the $25,000 monthly amount at any time and in any amount as may be deemed necessary by IMLF. In such case were an incremental investment exceeds the $25,000 monthly payment, such additional funding will be made in blocks of $5,000 [unit], and each unit will represent 0.25% interest earned in Glacier Medical.

Stage 2 investments will total five hundred thousand dollars [$500,000] and represents an additional ten percent [10%] interest in Glacier Medical. This sum will be paid to Glacier incrementally, in monthly payments of one hundred thousand dollars [$100,000]. Each such payment will represent a 2.00% interest in Glacier Medical.

On receipt of payment of each unit, the equity interest represented by that unit, is deemed to have been earned. Any interest earned by IMLF is not subject to dilution prior to Glacier Medical going public.

Stage 1 of the investment will begin January 1999 and reach completion upon when the investment reaches a cumulative total of five hundred thousand dollars [$500,000]. Stage 2 of the investment will begin no later than 90 days after the completion of Stage 1.




4.	OPERATING MANAGEMENT

Mr. Richard Powell or his designate shall act as project manager overseeing the development of the Protect a Pal product and any related ventures. IMLF will provide technical and managerial assistance and monitor project development on a regular basis. Powell will provide operating budgets, work plans, and regular progress reports. Powell shall be the sole judge of how to conduct the development and production of Glacier's products. Glacier may choose to conduct its marketing in a different fashion than that contemplated by IMLF in Canada. However, IMLF reserves are right to "piggyback" any marketing arrangements made by Glacier Medical with international sales and distribution companies specializing in the medical field for its exclusive use in the Canadian market.

A management committee shall be formed consisting of one representative from Glacier Medical and one representative from IMLF. The management committee shall be responsible for policy decisions that effect product development or production and shall approve all work plans and budgets submitted by the operator. So far as possible, all disputes for differences within the management committee shall be settled by discussion and mutual agreement. Failing such, each party's representative shall vote that party's percentage interest, a majority interest prevailing.


5.	IMAGES OF LIFE'S INSPECTION RIGHTS

IMLF and its authorized agents and representatives shall have the right at all reasonable business hours to inspect without interfering with Glacier Medical's operations Glacier's accounts, all engineering design data and marketing data, and the premises of all Glacier's contractors and their files relating to work done for Glacier. Such inspections shall be at by IMLF's sole risk and expense and IMLF shall hold Glacier harmless from any claims, demands, liabilities or costs [including attorneys fees] by such agents or representatives unless such claims, demands, liabilities or costs were caused by Glacier's employees or contractors.


6.	TERMINATION

A.	By IMLF

IMLF may terminate this agreement at any time by delivery of written notice to Glacier Medical, provided that:

i)	IMLF shall pay any amounts becoming due within 30 days
following termination of this agreement under this contract;
ii)	IMLF shall not be relieved amending obligations accrued
hereunder as of the date of mailing the termination notice;
iii)	IMLF shall not be entitled to a refund of any payments for
expenditures made prior to termination;
iv)	IMLF shall retain any interest earned as defined in Articles 2 & 3 herein.
v)	Glacier Medical shall within or reasonable time after termination execute and deliver to IMLF a statement of the percentage of earned interest to be held by IMLF and a waiver of any additional rights in Glacier Medical, which IMLF shall sign and return within 30 days.

B) By Glacier Medical

If IMLF has failed in the performance of any obligations hereunder, this agreement shall not automatically terminate, but rather, Glacier Medical shall have the right and obligation to notify IMLF of such failure and demand that the failure be cured. IMLF shall have 30 days from the date of receipt of such notice in which to cure the failure. If IMLF fails to cure the failure, then this agreement shall be terminated. In the event of termination IMLF shall not be entitled to or refund of any payment or expenditures but shall retain any interest earned as defined in Articles 2 & 3 herein.


7.	ARBITRATION

In the event of any dispute arising between the parties to this agreement to such disputes shall be resolved first by mutual discussion and agreement failing such they shall be settled in accordance with the rules of the American arbitration association conform to the laws of the state of Arizona.


8.	ASSIGNMENT

IMLF shall have the unrestricted right to assign or sell its rights, obligations and interests under this agreement to any subsidiary, affiliate or third party.


9.	FORCE MAJEURE

The time period for a performance under this agreement shall be extended by any time or times that a party is prevented from such performance by factors beyond its control including, but not limited to, acts of God shortage of supplies or labor, acts of governmental bodies, including delays in obtaining permits. The party declaring a condition of force majeure shall give the other party written notice of the start and cessation of each period of point force majeure. The party giving notice shall use its best efforts to remove any event of force majeure.


10.	  CONFIDENTIALITY

IMLF shall treat all data, reports, records, and other information relating to product development and design as confidential. This provision shall not prevent by IMLF from disclosing information otherwise confidential to potential assignees or buyers, investment consultants such assignees, buyers, or consultants agree in writing to keep such information confidential to nor shall it prevent IMLF for making a timely disclosure as may be required from time to time by regulatory bodies having jurisdiction thereover, nor for making public announcements, provided that IMLF shall provide to Glacier Medical copies of the information to be released within a reasonable time, prior to the release.


11.	  GOVERNING LAW

The law governing this contract shall be the laws of the state of Arizona.


12.	  NOTICE

Notices hereunder shall be in writing and delivered by prepaid certified, registered mail, or independent courier service with a return receipt requested effective when mail and addressed as follows:

Images of Life, Inc.		Images of Life Inc.
					12620 East Calle Mia
					Tucson, Arizona
					85749

Glacier Medical LLC		Glacier Medical LLC
13014 North Dale Mabry
					Sweet 319
					Tampa FL
					33618



WHEREFORE, the parties have executed this agreement and as of the date first above written,


For Images of Life Inc. 			for Glacier Medical LLC,

Original Signed by:				Original Signed by:

	"J. R. Hedges"				"Richard R. Powell"




J. R. Hedges, President			Richard R. Powell, President

EXHIBIT 6.1 - 10SB
INVESTMENT AGREEMENT
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